[FFD FINANCIAL CORPORATION LETTERHEAD]




                                  July 14, 2005



Ms. Abby Adams, Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                  Re:      FFD Financial Corporation
                           Schedule 13E-3
                           Preliminary Proxy Statement on Schedule 14A
                           Filed May 24, 2005

Dear Ms. Adams:

      Set forth below are the responses of FFD Financial Corporation ("FFD") to the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated June 20, 2005, with respect to the captioned Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"). The responses below are keyed numerically to the comments in the Staff's letter. Please note that the page numbers of the Proxy Statement may have changed from the preliminary Proxy Statement filed on March 3, 2005 and the page references in this letter correspond to the revised Proxy Statement filed on the date hereof.

                                    COMMENTS
                                    --------

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

1. For purposes of Rule 13e-3(a)(3)(ii)(A), we will count the number of record holders in the manner required by Rule 12g5-1.

2. We have revised the Proxy Statement throughout to reflect the anticipated increase in beneficial ownership of approximately 7% for each shareholder who is not cashed out in the reverse and forward stock splits (the "Stock Splits").

3. Under Ohio law, a reverse split is accomplished through an amendment to the articles of incorporation, which requires shareholder approval.


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Ms. Abby Adams, Special Counsel
July 14, 2005
Page 2


      Forward stock splits do not require shareholder approval under Ohio law. Because we have chosen to effect both the reverse and the forward stock splits through amendments to our articles, shareholder approval of both amendments is required. The reasons we decided to effect the forward stock split through an articles amendment, even though it was not required, and why we have not unbundled the proposals are set forth below.

      The September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations states that unbundling is generally required when "state law, securities exchange listing standards, or the company's charter or bylaws would require shareholder approval of the proposed changes if they were presented on their own." Pursuant to Section 1701.33 of the Ohio Revised Code, the directors of an Ohio corporation may declare a distribution of shares of the corporation and this is commonly done in the form of a forward stock split. In applying the above standard, under Ohio law, forward stock splits would not generally be "presented on their own" to shareholders because shareholder approval is not required.

      Although amendments to articles of incorporation require shareholder approval under Ohio law, a forward stock split may be accomplished by director resolution only and without an amendment to the articles. Although not required, we chose to use one proposal with two articles amendments for several reasons. The Board feels that the forward split amendment provides a clear record of the forward split that would be evidenced in the records of the Ohio Secretary of State, as opposed to only a resolution of the Board contained in FFD's records. An amendment also avoids any shareholder confusion as to the effective time of the forward stock split by basing the forward split's effectiveness on the acceptance of the amendment by the Ohio Secretary of State instead of it being declared by the board at a later time. Further, we believe that the use of an amendment gives our shareholders certainty regarding the occurrence of the forward split because reverse split cannot be effected without the subsequent forward split if both splits are combined into one proposal.

      Second, the operative transaction and the one that will result in FFD falling below 300 record holders is the reverse stock split. The forward split itself has no impact on our ability to deregister our common shares. The sole purpose of the forward split is to return the trading price of our shares after the reverse split to a price per share similar to the price per share before the reverse split to facilitate the marketability of our shares after the Stock Splits. In the September 2004 Supplement, the Staff took the position that unbundling is not required when an acquired company's shareholders would be voting on bylaw amendments in a merger that are the same or similar to those already contained in the acquired company's charter or bylaws. In that situation, there was no need to approve the similar amendments because nothing new would affect the

Ms. Abby Adams, Special Counsel
July 14, 2005
Page 3


      shareholders. The same is true here. The purpose of the forward split is solely to return our shareholders to a comparable situation after the forward split regarding the number of shares held by remaining shareholders and the price per share as before the reverse split.

Cautionary Notice Regarding Forward-Looking Statements, page 7
--------------------------------------------------------------

4. In the Cautionary Notice Regarding Forward Looking Statements on page 7 we do not state that we have no duty to update forward looking statements. However, we have revised the notice to clarify FFD's duty to update the document to reflect a material change in information previously disclosed, as required by Rule 13e-3(d)(2) and (e)(2).

Special Factors, page 9
-----------------------
Effects on Continuing Holders, page 12
--------------------------------------

5. On page 14 of the Proxy Statement we have revised the document to inform security holders what financial or other information we plan to disseminate to security holders after the reverse split.

Effects on FFD, page 13
-----------------------

6. On page 14 the Proxy Statement we have revised the section "Effects on FFD" to clarify when termination of registration and the accompanying requirements cease in relation to our filing of a Form 15.

Fairness of the Stock Splits, page 16
-------------------------------------

7. On page 17 and throughout the Proxy Statement we have revised the discussion of the fairness of the Stock Splits to clarify that the Board determined that the Stock Splits are fair to both Cashed Out Holders and Continuing Holders, which are the only two groups of unaffiliated shareholders.

8. On pages 18 and 19 of the Proxy Statement we have revised the Proxy Statement to address historical market prices and prior stock purchases by FFD.

9. On page 19 of the Proxy Statement we have revised the discussion to clarify that the Board assigned no weight to FFD's liquidation value because it believes that liquidation value would be less than the trading price of the FFD shares and we have revised the Proxy Statement to clarify that the Board assigned no weight to FFD's going concern value. Other than as set forth in the Proxy Statement, the Board has no other bases for its beliefs regarding liquidation value and going concern value and we respectfully request that the Staff accept this disclosure, as revised.

Ms. Abby Adams, Special Counsel
July 14, 2005
Page 4

Background of the Stock Splits, page 21
---------------------------------------

10. On pages 23 and 24 of the Proxy Statement we revised the discussion to clarify when the Board first considered going private and how the Board and management first became aware of this option.

11. On page 43 of the Proxy Statement we have added disclosure regarding the specific repurchases made during the periods indicated.

      Rule 13e-3 and Question #4 of Exchange Act Release No. 17719 provide that a transaction will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction if it is effected as a part, or in furtherance, of a series of actions which, taken together, have a reasonable likelihood or a purpose of resulting in a going private transaction. For the reasons discussed below, the repurchases shown had neither the likelihood nor purposes of resulting in a going private transaction.

      The vast majority of shares were repurchased in the open market as part of a previously announced, ongoing repurchase program. In these repurchases, conducted through brokers, we did not know the identity and holdings of the beneficial owner of the shares we were purchasing. A few repurchases were from employees or other shareholders who wished to sell shares and approached us to see if we were interested in purchasing the shares. These repurchases had no likelihood, or possibility, of resulting in a going private transaction.

      During the Board's initial consideration of the option of going private in late 2004 and early 2005, we continued to repurchase shares under a previously announced, ongoing repurchase program as a part of our capital management strategy. During that time, the Board was only beginning to consider going private and was educating itself regarding the benefits, the disadvantages and the process of going private. The repurchases that were made during this time were made at market prices and were all completed well in advance of the May 10, 2005 meeting at which the Board established the cash out price for the Stock Splits. At a meeting on January 11, 2005, the Board further discussed the possibility of going private and, although further analysis and consideration remained to be done before a fully-informed decision could be made, it began to appear to be a strong possibility that the Board may approve a going private transaction in the future. We suspended our repurchase program on January 11, 2005, pending the outcome of the going-private process, and we have not repurchased any shares since that date.

12. On page 26 and throughout the Proxy Statement, we have revised to clarify that Keller & Company, Inc. ("Keller") recommended to FFD the $19.00 cash out price.

Ms. Abby Adams, Special Counsel
July 14, 2005
Page 5


Opinion of Keller & Company, page 30
------------------------------------

13. FFD's reasons for retaining Keller to deliver the fairness opinion and recommend the cash out price are discussed in full on page 33 of the Proxy Statement. As is set forth in the Proxy Statement, FFD retained Keller based on its knowledge of Keller's experience and reputation in the financial institutions industry and positive past experiences with Keller.

14. Keller has revised the concluding paragraph of its fairness opinion to clarify that, in its opinion, the cash our price was fair, as of the date of the opinion, to all of FFD's shareholders, including unaffiliated shareholders who will be cashed out in the Stock Splits as well as unaffiliated shareholders who will continue to hold FFD shares after the Stock Splits.

15. All presentations by Keller to the Board have been described in the Proxy Statement. The recommendation by Keller of the cash out price of $19.00 was included in the presentation by Keller to the Board summarized in the section of the Proxy Statement entitled "Opinion of Keller & Company." Keller provided two memorandums to the Board regarding his analyses of $19.00 and $20.00 as potential cash out prices. We have filed copies of these memorandums as exhibits to the Amendment No. 1 to our Schedule 13E-3.

      Additional revisions, unrelated to your letter of June 20, 2005, have also been made to the Proxy Statement. These changes are marked, along with your requested changes, in the attached blacklined copies.

      By this letter, FFD acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) FFD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please call Ms. Terri R. Abare at (513) 723-4001 or Mr. Jason L. Hodges at (513) 723-8590.


                                           Very truly yours,

                                           /s/ Trent B. Troyer

                                           Trent B. Troyer
                                           President and Chief Executive Officer

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Ms. Abby Adams, Special Counsel
July 14, 2005
Page 6

Enclosures

cc:      Terri R. Abare, Esq.
         Jason L. Hodges, Esq.
         Mr. Michael Keller